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                                                                    Exhibit 99.2

                                 HOLLINGER INC.
                        RETIREMENT OF CONRAD (LORD) BLACK

         Toronto, Canada, November 2, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B) announced today the resignation of Conrad (Lord) Black as Chairman, Chief Executive Officer and a director of Hollinger, which resignation will take effect at 10:00 a.m. (Eastern Standard Time) on November 2, 2004.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com